SECU[illegible] MISSION

06050176

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| **8-066267** |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kovitz Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams St
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan A. Sharpiro 312.334.7324
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

Altschuler, Melvoin and Glasser LLP
**(Name – if individual, state last, first, middle name)**

One South Wacker Drive **(Address)** Chicago **(City)** IL **(State)** 60606-3392 **(Zip Code)**

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 25 2006
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Jonathan A. Sharpiro, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Kovitz Securities, LLC, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Vice President, Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# Kovitz Securities, LLC
## Table of Contents
## December 31, 2005

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

**Independent Auditors' Report**

Members of
Kovitz Securities, LLC

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kovitz Securities, LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 2, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

# Kovitz Securities, LLC
**Statement of Financial Condition**
**December 31, 2005**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 488,891 |
| Receivable from clearing broker | 133,534 |
| Securities owned, pledged | 103,438 |
| Receivable from affiliates | 8,649 |
| Other assets | 15,530 |
| **Total assets** | **$ 750,042** |

## Liabilities and Members' Equity

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 23,100 |
| Payable to affiliate | 331 |
| Deferred rent liability | 30,802 |
| Total liabilities | 54,233 |
| Members' equity | 695,809 |
| **Total liabilities and members' equity** | **$ 750,042** |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Kovitz Securities, LLC (the "Company") was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission and commenced operations in May 2004. The Company is a member of the National Association of Securities Dealers. The Company provides brokerage services and buys and sells fixed income securities for institutional and retail customers located throughout the United States, with all customer transactions cleared through another broker on a fully disclosed basis.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Income Recognition**—Revenue from securities transactions are recorded on trade date. Securities owned are carried at market value, with the resulting unrealized gains and losses reflected in revenue. Included in commission income are gains and losses on riskless principal trading, a former activity.

**Income Taxes**—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

**Cash Equivalents**—Cash equivalents are short-term, highly liquid investments with maturities of 90 days or less at date of acquisition that are not held for sale in the ordinary course of business.

**Fair Value of Financial Instruments**—Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

## Note 2 Related Parties

An affiliate related by common ownership performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company. Pursuant to a written agreement, the Company pays a management fee to reimburse this affiliate for these services.

## Note 3 Securities Owned

Substantially all securities owned are U.S. Government securities on deposit as collateral with the Company's clearing broker.

## Note 4 Commitments

The Company leases office space under a noncancelable operating sublease that expires August 31, 2008. Affiliates under common ownership share the office space and pay a portion of the rent. At December 31, 2005, the minimum annual rental commitments, based on current allocation methodologies, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

| | Company | Related Parties | Total Minimum Rental |
|---|---|---|---|
| 2006 | $ 63,274 | $ 103,236 | $ 166,510 |
| 2007 | 64,367 | 105,019 | 169,386 |
| 2008 | 43,609 | 71,151 | 114,760 |
| | $ 171,250 | $ 279,406 | $ 450,656 |

## Note 5 Financial Instruments with Off-Balance-Sheet Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to principal revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceeds federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker and bank with which it conducts business.

## Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $649,510 and $100,000, respectively. The net capital rule may effectively restrict member distributions.

# Kovitz Securities, LLC

# Statement of Financial Condition

# December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants